Mail Stop 3720

December 8, 2006

Mr. Victor Tong
President
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

> **Re**:   **PacificNet Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 28, 2006 and amended on November 3, 2006**
> **File No. 000-24985**

Dear Mr. Tong:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry M. Spirgel
Assistant Director

11/19/04